Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2014

On a constant currency basis, achieves record results in 2014 and delivers strong fiscal year 2015 growth outlook

Toronto, Ontario – February 26, 2015 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today reported its financial results for the three months and year ended December 31, 2014.

Fourth quarter highlights
-	Consolidated revenues of $504.6 million, up 0.5%, and up 3.6% on a constant currency basis.

-	Organic revenue up 3.4%, including price up 2.3% and volume up 1.6%.

-	Adjusted operating EBIT(A) of $72.5 million, up 22.7%, and up 27.8% on a constant currency basis.

-	Adjusted EBITDA(A) of $138.8 million, up 5.2% and, up 9.0% on a constant currency basis. Adjusted EBITDA(A) margin of 27.5%, up 120 basis points.

-	Free cash flow(B), excluding internal infrastructure investment, of $55.5 million.

-	Adjusted net income(A) per share of $0.35, and $0.36 in constant currency, versus $0.29 in the same quarter last year.

-	Repurchased approximately 2.2 million shares, returning $70 million to shareholders in the quarter.

-	Negotiated sale of Long Island assets and used the expected proceeds to acquire assets in higher growth markets.

Fiscal year 2014 highlights
-	Consolidated revenues of $2.01 billion, down 0.8%, and up 1.8% on a constant currency basis.

-	Adjusted operating EBIT(A) of $263.2 million, up 6.9%, and up 11.1% on a constant currency basis.

-	Adjusted EBITDA(A) of $523.4 million, down 1.4%, and up 1.7% on a constant currency basis.

-	Free cash flow(B), excluding internal infrastructure investment, of $235.4 million, up 2.5%, and up 4.8% on a constant currency basis.

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“2014 was a transformational year for Progressive Waste Solutions as we demonstrated significant progress on our strategic plan to be a best-in-class operator in the waste services industry,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.  “We put in place a great team that led Progressive Waste Solutions to achieve record results with strong growth in revenue, adjusted net income(A) per share and free cash flow(B), on a constant currency basis, exceeding the guidance we provided at the beginning of the year.  We have established a firm foundation for continued revenue growth, on a constant currency basis, and adjusted EBITDA(A) margin expansion of approximately 100-150 basis points in 2015.”

“The operational initiatives we introduced during the year, to improve fleet productivity and field efficiencies, are demonstrating results, reflected by adjusted EBITDA(A) margins of 27.5% in the fourth quarter versus 26.3% in the prior year quarter, as operating costs as a percentage of revenue declined 70 basis points.  Free cash flow(B) growth in 2014, excluding infrastructure investments, reflects our disciplined approach to capital allocation in our field operations. We note that approximately $16 million of replacement capital budgeted in the period was delayed for receipt of equipment in early 2015.”

Progressive Waste Solutions Ltd. – December 31, 2014 - 1

Mr. Quarin continued, “Our free cash flow(B) growth in 2014 enabled the return of nearly $81 million to shareholders through share repurchases and an additional $63.5 million in dividends.  During the quarter, we continued to focus on the optimal deployment of capital.  We conducted a successful process to unlock the value of the Long Island assets in our U.S. northeast segment and expect to complete the sale soon.  We also identified opportunities to redeploy the expected proceeds and acquired two companies during the quarter.  Our outlook for 2015 reflects the divestiture of the Long Island revenue of approximately $90 million, and the revenue contributions of the acquired assets of about $50 million. We will continue to evaluate the strategic value of assets with a focus towards creating the most value for shareholders.”

Mr. Quarin concluded, “Our outlook for 2015 reflects several external variables in the operating environment, including the current softness in recycled commodity prices and the potential impact of lower oil prices to energy-sensitive markets.  Although we have limited operational exposure to the volatility of the Canadian dollar, foreign exchange will impact our reportable results which are denominated in U.S. currency.  Notwithstanding, we enter 2015 with momentum and remain highly confident in our ability to execute on our operational excellence program, and deliver on our free cash flow(B) goals.”
Three months ended December 31, 2014
Reported revenues increased $2.6 million or 0.5% from $502.0 million in the fourth quarter of 2013 to $504.6 million in the fourth quarter of 2014.  Expressed on a reportable basis, and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 3.6%.  This increase was due in large part to a 2.3% increase in overall pricing and higher volumes of 1.6%, partially offset by lower recycled commodity pricing and fuel surcharges.

Operating income was $56.2 million in the fourth quarter of 2014 versus $58.3 million in the fourth quarter of 2013.  Net income was $18.9 million versus $36.2 million in the fourth quarters of 2014 and 2013, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $138.8 million in the fourth quarter of 2014 versus $131.9 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $72.5 million or 22.7% higher in the quarter compared to $59.1 million in the same period last year.  Adjusted net income(A) was $39.9 million, or $0.35 per diluted share, compared to $33.4 million, or $0.29 per diluted share in the comparative period.

Year ended December 31, 2014
For the year ended December 31, 2014, reported revenues decreased ($17.0) million or (0.8)% from $2,026.0 million in 2013 to $2,009.0 million in 2014.  Expressed on a reportable basis and at FX parity, revenues increased 1.8% on a comparative basis.  The increase is due in large part to a 2.1% increase in overall pricing, partially offset by slight declines in volumes, fuel surcharges and net acquisitions.

For the year ended December 31, operating income was $241.1 million in 2014 versus $232.9 million in 2013.  Net income was $126.5 million versus $118.0 million for the years ended December 31, 2014 and 2013, respectively.

Adjusted amounts
For the year ended December 31, adjusted EBITDA(A) was $523.4 million or (1.4)% lower in 2014 versus the $530.8 million posted in 2013.  Adjusted operating EBIT(A) was $263.2 million compared to the $246.2 million recorded last year.  Adjusted net income(A) was $153.1 million, or $1.33 per diluted share, compared to $127.2 million, or $1.10 per diluted share last year.

Update on Goodwill Impairment Test
As noted in the Company’s October 30, 2014 press release, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract under the previous request for proposal, made the likelihood of the award indeterminate at that time.  In light of those developments, the Company performed an interim goodwill test of impairment for its U.S. northeast reporting unit.  On a preliminary, unaudited basis, the Company has recorded no goodwill impairment.  The Company will finalize its test of impairment prior to filing its annual consolidated financial statements, which may result in an impairment charge that differs from the amount presented on a preliminary basis. In addition, goodwill amounts allocated to assets held for sale is also presented on a preliminary basis.

Amendment to By-law No. 1
The Board of Directors has approved certain amendments to the Company’s By-law No. 1 to require advance notice of the nomination by shareholders of individuals for election to the Board of Directors.

Progressive Waste Solutions Ltd. – December 31, 2014 - 2

For annual meetings, notice to the Company in the prescribed form is required to be given generally not later than the close of business on the 40th day before the date of the meeting.  If the meeting is to be held less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, then notice may be given not later than the close of business on the 10th day following the date such first public announcement was made.

For special meetings, notice to the Company in the prescribed form is required to be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Company.

Shareholders of the Company will be asked to ratify and confirm the amendments at the next meeting of shareholders currently scheduled to be held on May 13, 2015.  The full text of By-law No. 1 (as amended) will be filed on www.sedar.com and www.sec.gov.

Progressive Waste Solutions Ltd. – December 31, 2014 - 3

2015 Outlook
The Company is providing its outlook assuming no change in the current economic environment and excluding the impact of any acquisitions we may complete in 2015.  It also reflects the anticipated sale of the Long Island assets.

In fiscal year 2015, we expect solid improvement in revenue, adjusted EBITDA(A) and adjusted EBITDA(A) margins, expressed in constant currency where constant currency refers to 2014 actual and 2015 outlook amounts translated at the same average FX rate.

The Company’s 2014 financial results were translated to U.S. dollars at an average FX rate of $0.9052 U.S. dollars for each Canadian dollar. Readers are reminded that we earn a significant portion of our revenues and income in Canada.  Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include plastics, aluminum, metals, and wood.  Our results of operations may be affected by changing prices or market demand for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Our outlook provided for 2015 reflects prices for recycled commodities consistent with February 2015 levels.

The purpose of presenting this outlook is to provide investors and analysts with our expected results for the coming year.

Our outlook, which is forward-looking, was approved by management on February 25, 2015.  Our actual results may differ materially and are subject to risks and uncertainties.  Please refer to the 2015 outlook assumptions and factors section and the Caution regarding forward looking statements section of this press release for further information.

Our 2015 outlook, expressed in constant and current currency, is as follows (in millions of U.S. dollars, except per share amounts, Canadian dollars (“C$”) and where otherwise stated):

	2015 Outlook (Constant Currency of USD 0.9052/CAD)	2015 Outlook (Current Currency of USD 0.80/CAD)

Revenue	$2,015 to $2,035	$1,925 to $1,945
Adjusted EBITDA(A)	$545 to $565	515 to $535
Adjusted EBITDA(A)	27.0% to 27.8%	26.7% to 27.5%
margins
Amortization expense, as a percentage of revenue	14.6%	14.4%
Adjusted operating EBIT(A)	$250 to $270	$235 to $255
Interest on long-term debt	$60	$57
Effective tax rate as a percentage of income before income tax expense	25%	25%
Cash taxes (expressed on an adjusted basis)	$37	$35
Adjusted net income(A)	$1.33 to $1.46	$1.26 to $1.39
per diluted share
Free cash flow(B)	$200 to $215	$190 to $205
Capital and landfill expenditures including net proceeds on sale(1)	$250	$240
Expected annual cash dividend, payable on a quarterly basis	C$0.64 per share	C$0.64 per share

Notes:
(1)Excludes proceeds from sale of Long Island, New York operations

Progressive Waste Solutions Ltd. – December 31, 2014 - 4

Progressive Waste Solutions Ltd.
Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)
For the three months (unaudited) and years ended (unaudited) December 31, 2014  and 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”)  and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2014	2013	2014	2013

REVENUES	$504,569	$502,007	$2,008,997	$2,026,039
EXPENSES
OPERATING	308,150	310,193	1,246,175	1,249,252
SELLING, GENERAL AND ADMINISTRATION	66,447	60,671	254,023	255,173
AMORTIZATION	74,073	73,379	285,605	296,491
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(306)	(566)	(17,905)	(7,793)
OPERATING INCOME	56,205	58,330	241,099	232,916
INTEREST ON LONG-TERM DEBT	15,483	15,482	61,917	60,754
NET FOREIGN EXCHANGE LOSS (GAIN)	19	419	(150)	(1,061)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	16,419	(5,819)	24,214	(4,282)
LOSS ON EXTINGUISHMENT OF DEBT	-	1,240	-	1,240
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT	-	-	(5,156)	-
INCOME BEFORE INCOME TAX EXPENSE (RECOVERY) AND NET (INCOME)
LOSS FROM EQUITY ACCOUNTED INVESTEE	24,284	47,008	160,274	176,265
INCOME TAX EXPENSE (RECOVERY)
Current	11,721	6,431	34,026	29,535
Deferred	(6,368)	4,552	(350)	28,908
	5,353	10,983	33,676	58,443
NET (INCOME) LOSS FROM EQUITY ACCOUNTED INVESTEE	-	(217)	82	(148)
NET INCOME	18,931	36,242	126,516	117,970

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(14,776)	(16,444)	(41,773)	(33,181)

Derivatives designated as cash flow hedges, net of
income tax $nil and $nil (2013 - $10 and $566)	-	(18)	-	(1,051)
Settlement of derivatives designated as cash flow hedges,
net of income tax $nil and ($225) (2013 - ($5) and ($247))	-	8	418	457
	-	(10)	418	(594)
TOTAL OTHER COMPREHENSIVE LOSS	(14,776)	(16,454)	(41,355)	(33,775)
COMPREHENSIVE INCOME	$4,155	$19,788	$85,161	$84,195

Net income per weighted average share, basic and diluted	$0.17	$0.31	$1.10	$1.02
Weighted average number of shares outstanding
(thousands), basic and diluted	114,346	115,175	114,822	115,170

Progressive Waste Solutions Ltd. – December 31, 2014 - 5

Progressive Waste Solutions Ltd.
Consolidated Balance Sheets (“Balance Sheet”)
December 31, 2014 (unaudited) and December 31, 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars except issued and outstanding share amounts)
	December 31,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$41,636	$31,980
Accounts receivable	216,201	229,548
Other receivables	47	68
Prepaid expenses	35,589	34,886
Income taxes recoverable	1,646	2,531
Restricted cash	521	498
Other assets	-	2,149
	295,640	301,660

NET ASSETS HELD FOR SALE	61,016	-
OTHER RECEIVABLES	5,460	-
FUNDED LANDFILL POST-CLOSURE COSTS	11,365	10,690
INTANGIBLES	165,929	220,078
GOODWILL	937,294	905,347
LANDFILL DEVELOPMENT ASSETS	14,463	20,247
DEFERRED FINANCING COSTS	14,417	19,037
CAPITAL ASSETS	928,550	937,252
LANDFILL ASSETS	936,095	952,731
INVESTMENTS	892	5,659
OTHER ASSETS	5,315	19,869
	$3,376,436	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$86,825	$100,270
Accrued charges	174,331	136,991
Dividends payable	15,517	16,243
Income taxes payable	5,933	2,048
Deferred revenues	16,323	17,180
Current portion of long-term debt	5,428	5,969
Landfill closure and post-closure costs	9,519	10,332
Other liabilities	16,558	12,925
	330,434	301,958

LONG-TERM DEBT	1,552,617	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS	120,626	114,122
OTHER LIABILITIES	17,118	14,743
DEFERRED INCOME TAXES	126,848	129,887
	2,147,643	2,102,999

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 112,106,839 (December 31, 2013 - 114,852,852))	1,734,372	1,773,734
Restricted shares (issued and outstanding - 399,228 (December 31, 2013 - 322,352))	(9,184)	(6,654)
Additional paid in capital	4,023	2,796
Accumulated deficit	(377,172)	(398,414)
Accumulated other comprehensive loss	(123,246)	(81,891)
Total shareholders' equity	1,228,793	1,289,571
	$3,376,436	$3,392,570

Progressive Waste Solutions Ltd. – December 31, 2014 - 6

Progressive Waste Solutions Ltd.
Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the three months (unaudited) and years ended (unaudited) December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Year ended
	2014	2013	2014	2013

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$18,931	$36,242	$126,516	$117,970
Items not affecting cash
Restricted share expense	728	562	2,759	2,004
Write-off of deferred financing costs	-	1,240	-	1,240
Accretion of landfill closure and post-closure costs	1,518	1,418	6,132	5,655
Amortization of intangibles	14,969	14,046	56,421	62,929
Amortization of capital assets	40,698	38,155	152,895	152,728
Amortization of landfill assets	18,406	21,178	76,289	80,834
Interest on long-term debt (amortization of deferred financing costs)	831	854	3,418	3,436
Non-cash interest income	(72)	-	(216)	-
Net gain on sale of capital and landfill assets	(306)	(566)	(17,905)	(7,793)
Net loss (gain) on financial instruments	16,419	(5,819)	24,214	(4,282)
Re-measurement gain on previously held equity investment	-	-	(5,156)	-
Deferred income taxes	(6,368)	4,552	(350)	28,908
Net (income) loss from equity accounted investee	-	(217)	82	(148)
Landfill closure and post-closure expenditures	(1,293)	(742)	(4,696)	(4,276)
Changes in non-cash working capital items	12,056	19,706	(20,677)	11,530
Cash generated from operating activities	116,517	130,609	399,726	450,735
INVESTING
Acquisitions	(67,781)	(104)	(77,698)	(3,273)
Investment in cost accounted for investee	-	(728)	-	(1,746)
Restricted cash deposits	(1)	-	(23)	(22)
Investment in other receivables	(164)	-	(253)	(134)
Proceeds from other receivables	19	140	76	556
Funded landfill post-closure costs	(409)	(448)	(1,569)	(1,134)
Purchase of capital assets	(50,236)	(42,242)	(182,834)	(208,202)
Purchase of landfill assets	(12,074)	(17,154)	(54,579)	(65,660)
Proceeds from the sale of capital and landfill assets	3,467	5,551	28,528	21,183
Investment in landfill development assets	(463)	(744)	(1,103)	(3,334)
Cash utilized in investing activities	(127,642)	(55,729)	(289,455)	(261,766)
FINANCING
Payment of deferred financing costs	-	(3,938)	(48)	(4,762)
Proceeds from long-term debt	196,480	103,023	358,682	770,139
Repayment of long-term debt	(84,559)	(150,736)	(305,339)	(880,800)
Proceeds from the exercise of stock options	24	-	123	112
Repurchase of common shares and related costs	(69,827)	-	(80,770)	(14)
Purchase of, net of proceeds from, restricted shares	-	-	(3,920)	(4,462)
Dividends paid to shareholders	(16,176)	(16,469)	(63,475)	(63,725)
Cash generated from (utilized in) financing activities	25,942	(68,120)	(94,747)	(183,512)
Effect of foreign currency translation on cash and cash equivalents	(3,009)	(1,844)	(5,868)	(3,417)
NET CASH INFLOW	11,808	4,916	9,656	2,040
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	29,828	27,064	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF YEAR	$41,636	$31,980	$41,636	$31,980
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$37,324	$28,200	$37,324	$28,200
Cash equivalents	4,312	3,780	4,312	3,780
	$41,636	$31,980	$41,636	$31,980
Cash paid during the period or year for:
Income taxes	$6,085	$4,406	$35,333	$35,429
Interest	$14,674	$15,989	$60,358	$62,336

Progressive Waste Solutions Ltd. – December 31, 2014 - 7

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months and year ended December 31, 2014.

			Three months ended
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2014	December 31, 2014
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$502,007	$17,889	$519,896	$(15,327)	$504,569
Operating expenses	310,193	6,329	316,522	(8,372)	308,150
Selling, general and administration	60,671	8,309	68,980	(2,533)	66,447
Amortization	73,379	3,041	76,420	(2,347)	74,073
Net gain on sale of capital and landfill assets	(566)	214	(352)	46	(306)
Operating income	58,330	(4)	58,326	(2,121)	56,205
Interest on long-term debt	15,482	1,301	16,783	(1,300)	15,483
Net foreign exchange loss	419	(399)	20	(1)	19
Net (gain) loss on financial instruments	(5,819)	23,227	17,408	(989)	16,419
Loss on extinguishment of debt	1,240	(1,240)	-	-	-
Income before net income tax expense and
net income from equity accounted investee	47,008	(22,893)	24,115	169	24,284
Net income tax expense	10,983	(5,156)	5,827	(474)	5,353
Net income from equity accounted investee	(217)	217	-	-	-
Net income	$36,242	$(17,954)	$18,288	$643	$18,931

Adjusted EBITDA(A)	$131,927	$11,888	$143,815	$(5,031)	$138,784
Adjusted EBITA(A)	$72,594	$10,053	$82,647	$(2,967)	$79,680
Adjusted operating income or adjusted operating EBIT(A)	$59,114	$16,453	$75,567	$(3,021)	$72,546
Adjusted net income(A)	$33,417	$7,311	$40,728	$(871)	$39,857
Free cash flow(B)	$57,699	$(2,261)	$55,438	$(1,717)	$53,721

Progressive Waste Solutions Ltd. – December 31, 2014 - 8

				Year ended
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2014	December 31, 2014
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$2,026,039	$36,974	$2,063,013	$(54,016)	$2,008,997
Operating expenses	1,249,252	27,199	1,276,451	(30,276)	1,246,175
Selling, general and administration	255,173	7,038	262,211	(8,188)	254,023
Amortization	296,491	(3,297)	293,194	(7,589)	285,605
Net gain on sale of capital and landfill assets	(7,793)	(11,106)	(18,899)	994	(17,905)
Operating income	232,916	17,140	250,056	(8,957)	241,099
Interest on long-term debt	60,754	5,633	66,387	(4,470)	61,917
Net foreign exchange gain	(1,061)	892	(169)	19	(150)
Net (gain) loss on financial instruments	(4,282)	29,981	25,699	(1,485)	24,214
Loss on extinguishment of debt	1,240	(1,240)	-	-	-
Re-measurement gain on previously held
equity investment	-	(5,639)	(5,639)	483	(5,156)
Income before net income tax expense and
net (income) loss from equity accounted investee	176,265	(12,487)	163,778	(3,504)	160,274
Net income tax expense	58,443	(23,408)	35,035	(1,359)	33,676
Net (income) loss from equity accounted investee	(148)	236	88	(6)	82
Net income	$117,970	$10,685	$128,655	$(2,139)	$126,516

Adjusted EBITDA(A)	$530,775	$9,155	$539,930	$(16,559)	$523,371
Adjusted EBITA(A)	$297,613	$7,031	$304,244	$(10,057)	$294,187
Adjusted operating income or adjusted operating EBIT(A)	$246,151	$27,306	$273,457	$(10,257)	$263,200
Adjusted net income(A)	$127,152	$29,813	$156,965	$(3,889)	$153,076
Free cash flow(B)	$191,031	$34,556	$225,587	$(4,501)	$221,086

Progressive Waste Solutions Ltd. – December 31, 2014 - 9

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Year ended
		December 31		December 31
	2014	2013	2014	2013

Operating income	$56,205	$58,330	$241,099	$232,916
Transaction and related costs (recoveries) - SG&A	322	(2,349)	(591)	(2,460)
Fair value movements in stock options - SG&A(*)	6,398	(182)	9,695	5,879
Restricted share expense - SG&A(*)	395	350	1,401	1,142
Non-operating or non-recurring expenses - SG&A	1,697	2,965	4,067	4,600
Impairment of capital and intangible assets - Amortization	7,529	-	7,529	4,074
Adjusted operating income or adjusted operating EBIT(A)	72,546	59,114	263,200	246,151
Net gain on sale of capital and landfill assets	(306)	(566)	(17,905)	(7,793)
Amortization(*)(*)	66,544	73,379	278,076	292,417
Adjusted EBITDA(A)	138,784	131,927	523,371	530,775
Amortization of capital and landfill assets	(59,104)	(59,333)	(229,184)	(233,562)
Adjusted EBITA(A)	$79,680	$72,594	$294,187	$297,213

Net income	$18,931	$36,242	$126,516	$117,970
Transaction and related costs (recoveries) - SG&A	322	(2,349)	(591)	(2,460)
Fair value movements in stock options - SG&A(*)	6,398	(182)	9,695	5,879
Restricted share expense - SG&A(*)	395	350	1,401	1,142
Non-operating or non-recurring expenses - SG&A	1,697	2,965	4,067	4,600
Impairment of capital and intangible assets - Amortization	7,529	-	7,529	4,074
Net loss (gain) on financial instruments	16,419	(5,819)	24,214	(4,282)
Loss on extinguishment of debt	-	1,240	-	1,240
Re-measurement gain on previously held equity investment	-	-	(5,156)	-
Net income tax (recovery) expense	(11,834)	970	(14,599)	(1,011)
Adjusted net income(A)	$39,857	$33,417	$153,076	$127,152
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Amortization is presented net of amortization expense recorded on the impairment of capital and intangible assets.

Adjusted net income (A)
per weighted average share, basic	$0.35	$0.29	$1.33	$1.10
Adjusted net income (A)
per weighted average share, diluted	$0.35	$0.29	$1.33	$1.10

Replacement and growth expenditures
Replacement expenditures	$39,553	$33,975	$144,324	$168,014
Growth expenditures	22,757	25,421	93,089	105,848
Total replacement and growth expenditures	$62,310	$59,396	$237,413	$273,862

Cash flow
Cash generated from operating activities (statement of cash flows)	$116,517	$130,609	$399,726	$450,735
Free cash flow(B)	$53,721	$57,699	$221,086	$191,031
Free cash flow (B)
per weighted average share, diluted	$0.47	$0.50	$1.93	$1.66

Dividends
Dividends paid (common shares)	$16,176	$16,469	$63,475	$63,725

Progressive Waste Solutions Ltd. – December 31, 2014 - 10

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency section of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					December 31
	2013	2014		2014
	(as reported)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$502,007	$519,896	$17,889	$504,569	$2,562
Canada	$192,075	$202,194	$10,119	$186,867	$(5,208)
U.S. south	$220,896	$231,247	$10,351	$231,247	$10,351
U.S. northeast	$89,036	$86,455	$(2,581)	$86,455	$(2,581)

Operating expenses	$310,193	$316,522	$6,329	$308,150	$(2,043)
Canada	$107,347	$109,968	$2,621	$101,596	$(5,751)
U.S. south	$140,885	$147,945	$7,060	$147,945	$7,060
U.S. northeast	$61,961	$58,609	$(3,352)	$58,609	$(3,352)

SG&A (as reported)	$60,671	$68,980	$8,309	$66,447	$5,776
Canada	$17,651	$17,205	$(446)	$15,919	$(1,732)
U.S. south	$21,128	$22,144	$1,016	$22,144	$1,016
U.S. northeast	$9,545	$7,673	$(1,872)	$7,673	$(1,872)
Corporate	$12,347	$21,958	$9,611	$20,711	$8,364

EBITDA(A) (as reported)	$131,143	$134,394	$3,251	$129,972	$(1,171)
Canada	$67,077	$75,021	$7,944	$69,352	$2,275
U.S. south	$58,883	$61,158	$2,275	$61,158	$2,275
U.S. northeast	$17,530	$20,173	$2,643	$20,173	$2,643
Corporate	$(12,347)	$(21,958)	$(9,611)	$(20,711)	$(8,364)

Adjusted SG&A	$59,887	$59,559	$(328)	$57,635	$(2,252)
Canada	$17,651	$17,205	$(446)	$15,919	$(1,732)
U.S. south	$21,128	$22,144	$1,016	$22,144	$1,016
U.S. northeast	$9,545	$7,673	$(1,872)	$7,673	$(1,872)
Corporate	$11,563	$12,537	$974	$11,899	$336

Adjusted EBITDA(A)	$131,927	$143,815	$11,888	$138,784	$6,857
Canada	$67,077	$75,021	$7,944	$69,352	$2,275
U.S. south	$58,883	$61,158	$2,275	$61,158	$2,275
U.S. northeast	$17,530	$20,173	$2,643	$20,173	$2,643
Corporate	$(11,563)	$(12,537)	$(974)	$(11,899)	$(336)

Progressive Waste Solutions Ltd. – December 31, 2014 - 11

			Year ended
					December 31
	2013	2014		2014
	(as reported)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$2,026,039	$2,063,013	$36,974	$2,008,997	$(17,042)
Canada	$769,077	$799,816	$30,739	$745,800	$(23,277)
U.S. south	$876,888	$914,172	$37,284	$914,172	$37,284
U.S. northeast	$380,074	$349,025	$(31,049)	$349,025	$(31,049)

Operating expenses	$1,249,252	$1,276,451	$27,199	$1,246,175	$(3,077)
Canada	$427,106	$448,304	$21,198	$418,028	$(9,078)
U.S. south	$554,205	$584,325	$30,120	$584,325	$30,120
U.S. northeast	$267,941	$243,822	$(24,119)	$243,822	$(24,119)

SG&A (as reported)	$255,173	$262,211	$7,038	$254,023	$(1,150)
Canada	$71,457	$71,343	$(114)	$66,525	$(4,932)
U.S. south	$86,687	$89,313	$2,626	$89,313	$2,626
U.S. northeast	$35,870	$34,172	$(1,698)	$34,172	$(1,698)
Corporate	$61,159	$67,383	$6,224	$64,013	$2,854

EBITDA(A) (as reported)	$521,614	$524,351	$2,737	$508,799	$(12,815)
Canada	$270,514	$280,169	$9,655	$261,247	$(9,267)
U.S. south	$235,996	$240,534	$4,538	$240,534	$4,538
U.S. northeast	$76,263	$71,031	$(5,232)	$71,031	$(5,232)
Corporate	$(61,159)	$(67,383)	$(6,224)	$(64,013)	$(2,854)

Adjusted SG&A	$246,012	$246,632	$620	$239,451	$(6,561)
Canada	$71,457	$71,343	$(114)	$66,525	$(4,932)
U.S. south	$86,687	$89,313	$2,626	$89,313	$2,626
U.S. northeast	$35,870	$34,172	$(1,698)	$34,172	$(1,698)
Corporate	$51,998	$51,804	$(194)	$49,441	$(2,557)

Adjusted EBITDA(A)	$530,775	$539,930	$9,155	$523,371	$(7,404)
Canada	$270,514	$280,169	$9,655	$261,247	$(9,267)
U.S. south	$235,996	$240,534	$4,538	$240,534	$4,538
U.S. northeast	$76,263	$71,031	$(5,232)	$71,031	$(5,232)
Corporate	$(51,998)	$(51,804)	$194	$(49,441)	$2,557

Progressive Waste Solutions Ltd. – December 31, 2014 - 12

Revenues
Gross revenue by service type
The table below outlines gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Year ended
			December 31				December 31
	2014	%	2013	%	2014	%	2013	%

Commercial	$176,188	34.9	$174,117	34.7	$704,016	35.0	$703,507	34.7
Industrial	89,476	17.7	89,255	17.8	362,305	18.0	365,843	18.1
Residential	114,556	22.7	116,753	23.3	456,007	22.7	467,170	23.1
Transfer and disposal	170,607	33.8	172,924	34.4	691,005	34.4	706,318	34.9
Recycling	14,647	2.9	16,253	3.2	63,645	3.2	59,864	3.0
Other	13,013	2.6	9,698	1.9	42,050	2.1	42,461	2.1
Gross revenues	578,487	114.6	579,000	115.3	2,319,028	115.4	2,345,163	115.9

Intercompany	(73,918)	(14.6)	(76,993)	(15.3)	(310,031)	(15.4)	(319,124)	(15.9)
Revenues	$504,569	100.0	$502,007	100.0	$2,008,997	100.0	$2,026,039	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages that include FX.

	Three months ended		Year ended
		December 31		December 31
	2014	2013	2014	2013

Price
Price	2.3	1.6	2.1	1.1
Fuel surcharges	(0.1)	(0.2)	(0.1)	-
Recycling and other	(0.4)	0.7	-	0.1
Total price growth	1.8	2.1	2.0	1.2

Volume	1.6	(1.1)	(0.1)	0.7
Total organic growth	3.4	1.0	1.9	1.9

Net acquisitions	0.2	2.5	(0.1)	6.2
Total growth excluding FX	3.6	3.5	1.8	8.1

FX	(3.1)	(2.3)	(2.6)	(1.3)
Total growth (decline) including FX	0.5	1.2	(0.8)	6.8

Progressive Waste Solutions Ltd. – December 31, 2014 - 13

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Year ended
			December 31			December 31
	2014	2013	Change	2014	2013	Change

Cash generated from operating activities	$116,517	$130,609	$(14,092)	$399,726	$450,735	$(51,009)

Operating and investing
Stock option expense(*)	6,398	(182)	6,580	9,695	5,879	3,816
LTIP portion of restricted share expense	(333)	(212)	(121)	(1,358)	(862)	(496)
Acquisition and related
cost recoveries	322	(2,349)	2,671	(591)	(2,460)	1,869
Non-operating or non-recurring expenses	1,697	2,965	(1,268)	4,067	4,600	(533)
Changes in non-cash working capital items	(12,056)	(19,706)	7,650	20,677	(11,530)	32,207
Capital and landfill asset purchases(*)(*)	(62,310)	(59,396)	(2,914)	(237,413)	(273,862)	36,449
Proceeds from the sale of capital and landfill assets	3,467	5,551	(2,084)	28,528	21,183	7,345

Financing
Purchase of restricted shares(*)	-	-	-	(2,095)	(1,591)	(504)
Net realized foreign
exchange loss (gain)	19	419	(400)	(150)	(1,061)	911
Free cash flow(B)	$53,721	$57,699	$(3,978)	$221,086	$191,031	$30,055

Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $1,800 and $4,600 for the three months ended and $14,300 and $38,600 for the years ended December 31, 2014 and 2013, respectively.

Progressive Waste Solutions Ltd. – December 31, 2014 - 14

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Three months ended			Year ended
			December 31			December 31
	2014	2013	Change	2014	2013	Change

Adjusted EBITDA(A)	$138,784	$131,927	$6,857	$523,371	$530,775	$(7,404)

Purchase of restricted shares(*)	-	-	-	(2,095)	(1,591)	(504)
Capital and landfill asset purchases(*)(*)	(62,310)	(59,396)	(2,914)	(237,413)	(273,862)	36,449
Proceeds from the sale of capital and landfill assets	3,467	5,551	(2,084)	28,528	21,183	7,345
Landfill closure and post- closure expenditures	(1,293)	(742)	(551)	(4,696)	(4,276)	(420)
Landfill closure and post- closure cost accretion expense	1,518	1,418	100	6,132	5,655	477
Interest on long-term debt	(15,483)	(15,482)	(1)	(61,917)	(60,754)	(1,163)
Non-cash interest expense	759	854	(95)	3,202	3,436	(234)
Current income tax expense	(11,721)	(6,431)	(5,290)	(34,026)	(29,535)	(4,491)
Free cash flow(B)	$53,721	$57,699	$(3,978)	$221,086	$191,031	$30,055

Note:
(*)Amounts exclude LTIP compensation.
(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $1,800 and $4,600 for the three months ended and $14,300 and $38,600 for the years ended December 31, 2014 and 2013, respectively.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA is 2.95 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

	2014			2013
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$0.9047	$0.9062	$0.9062	$0.9846	$0.9912	$0.9912
June 30	$0.9367	$0.9170	$0.9116	$0.9513	$0.9772	$0.9841
September 30	$0.8922	$0.9180	$0.9137	$0.9723	$0.9630	$0.9770
December 31	$0.8620	$0.8805	$0.9052	$0.9402	$0.9525	$0.9707

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.16 Canadian per share to shareholders of record on March 31, 2015.  The dividend will be paid on April 15, 2015.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – December 31, 2014 - 15

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Progressive Waste Solutions Ltd. – December 31, 2014 - 16

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

2015 outlook assumptions and factors
The Company’s 2015 outlook includes a variety of assumptions and factors.  The Company’s 2015 outlook is the aggregation of each location’s operating and financial plans for 2015.  Each operating location builds its 2015 plan employing a bottom-up approach, which includes a forecast of price, volumes, new business volume, pricing growth and lost business.  Each location’s outlook includes assumptions around productivity, operating costs, selling, general and administrative costs and capital and landfill expenditures.  The assumptions applied at each operating location vary as a result of the environment in which it competes to provide service and the combination of assumptions is unique to each location.  Accordingly, the assumptions applied in one location will differ from those applied in another, reflecting differences in the general economic environment, the locations share of the market, competition in the market, the locations operating strategy for the coming year, compensation levels, disposal rates, fuel prices, maintenance costs, to name a few.

The Company has prepared its 2015 outlook assuming the Canadian and U.S. dollars are exchanged at $0.9052.  A strengthening of the Canadian dollar relative to the U.S. dollar results in higher reported revenues, EBITDA(A) and net income and also increases the Company’s reported balance sheet amounts.  Should the Canadian dollar weaken relative to the U.S. dollar, the inverse result will occur.

The Company has assumed that there is no significant positive or negative change to the economic environment in the preparation of its outlook for 2015.  Each operating location considers the economic environment in which it operates when preparing its 2015 outlook.  A significant positive or negative change to the economic environment could have a significant impact on the business as a whole, or isolated locations where we operate.  Significant economic changes will have the most pronounced impact on our services which are more sensitive to changes in the economic environment, including, most notably, industrial, disposal and material recycling services.  Additional information pertaining to the sensitivity of certain services we provide relative to the economic environment are outlined in greater detail in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis (“MD&A”).

Progressive Waste Solutions Ltd. – December 31, 2014 - 17

The Company has included forward looking information pertaining to revenues, specific events, selling, general and administrative expense, interest expense, taxation, share repurchases, our liquidity, withholding taxes and amortization expense in the Outlook section of its MD&A.  Readers are cautioned that some or all of the forward looking information may not occur as we expect which could result in a significant difference between our 2015 outlook and the results we actually achieve.

We historically complete several acquisitions in an operating year.  However, our outlook does not contemplate us acquiring any companies in 2015.  The timing, nature, size and contribution of each acquisition to our financial performance is not known until the acquisition is consummated.  Accordingly, we have specifically excluded any acquisitions from our 2015 outlook for these reasons.  Readers are cautioned that our actual 2015 results may include acquisitions, which if completed will impact our 2015 results.  Acquisitions will contribute additional revenues, earnings, additional capital requirements, and typically increase our long-term debt levels.  Contributions from acquisitions completed in the prior year are included in our 2015 outlook.

Our estimate for capital and landfill expenditures follows the same bottom-up approach outlined above.  Our capital and landfill estimate is subject to many factors and uncertainties, some of which are out of our control, including availability, timing of receipt and cost.  Management may also withhold or advance capital at a pace inconsistent with its 2015 outlook due to factors that it deems necessary to best manage the Company’s financial resources which could impact the Company’s levels of debt and the interest expense expected in its 2015 outlook.  Management may also withhold capital and landfill expenditures from its 2015 outlook or accelerate expenditures which are not otherwise contemplated in its 2015 plan.  Finally, capital expenditures in respect of infrastructure projects may be delayed or advanced which could impact the projects contribution to our planned revenues, EBITDA(A) and net income for 2015.

Cash taxes are derived from estimated levels of income subject to tax across each of the Company’s locations and jurisdictions we operate in.  We have assumed that losses remain available at current levels to shield income otherwise subject to tax and our estimate of cash tax reflects posted Federal, Provincial or State tax rates, as applicable.  A significant change in either Federal, Provincial or State tax rates, or our availability of losses available to shield income otherwise subject to tax could result in a significant change in our cash tax estimate for 2015.  Additionally, our operating performance could have a significant impact on our 2015 outlook for cash taxes.  Cash taxes are predominantly incurred by the Company from its Canadian operations.  A failure of the Canadian operations to deliver on its 2015 outlook would result in a reduction in cash taxes.  Outperforming our 2015 outlook will result in higher cash tax amounts.  Additionally, our cash tax estimates assume that we will continue to have available to us a similar level of tax deduction that was available to us in the prior year.  Changes to either the availability or amount of deduction could result in a significant change to income subject to tax and ultimately cash taxes.

Free cash flow(B) is the result of aggregating each locations performance, capital spend and landfill closure and post-closure cost accretion, coupled with cash taxes and interest expense.  As noted above, each of these items is subject to its own set of assumptions and uncertainties.  Accordingly, a change in any one or all of these assumptions could have a positive or negative impact on our ability to generate our projected free cash flow(B) amounts for 2015.

Caution regarding forward looking statements
The Company’s 2015 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Progressive Waste Solutions Ltd. – December 31, 2014 - 18

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Thursday, February 26, 2015, at 8:30 a.m. (ET) to discuss results for the three months and year ended December 31, 2014.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 65620734, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Thursday, March 12, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 65620734.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – December 31, 2014 - 19